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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Foothills Resources, Inc.

Full Name of Registrant

Former Name if Applicable

4540 California Avenue, Suite 550

Address of Principal Executive Office (Street and Number)
Bakersfield, California 93309

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As disclosed in a Current Report on Form 8-K, filed on February 11, 2009 by Foothills Resources, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”), the Company and its wholly-owned subsidiaries, Foothills California, Inc., Foothills Oklahoma, Inc., and Foothills Texas, Inc., filed voluntary petitions for reorganization relief (the “Chapter 11 Cases”) under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Company continues to operate its business as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.
At this time, the Company is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”), with the Commission within the prescribed period. The Chapter 11 Cases occurred at a time during which year-end audit procedures would normally be conducted. The Company’s available management resources have been particularly strained following the commencement of the Chapter 11 Cases as the Company’s management and its external advisors have devoted substantial attention to the Company’s reorganization efforts. As a result of the increased burdens placed upon the Company’s financial, accounting and administrative staff, the Company and its auditors have not yet been able to prepare the audited financial statements for the year 2008 that are required to be included in the Form 10-K.
Such inability to file the Form 10-K could not have been eliminated by the Company without unreasonable effort or expense. While the Company intends to file the Form 10-K as soon as practicably possible, it is not clear when the Company’s audited financials will be available and as a result the Company may not be in a position to file the Form 10-K by the fifteenth calendar day following the required filing date, March 31, 2009, as prescribed in Rule 12b-25, and further cannot make any assurances as to when it will complete and file the Form 10-K.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

W. Kirk Bosché	(661)	716-1320
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Foothills Resources, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2009	By	/s/ W. Kirk Bosché